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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                                (AMENDMENT NO.1)*


                        THE HARVEY ENTERTAINMENT COMPANY
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                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   0004176621
                                 --------------
                                 (CUSIP Number)

                                    Paul Guez
                    c/o Azteca Production International, Inc.
                             5804 E. Slauson Avenue
               City of Commerce, California 90040, (213) 890-9660
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 30, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.     0004176621                                       PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      PAUL GUEZ
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      TUNISIA
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                      7   SOLE VOTING POWER
                          645,537
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            645,537
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      645,537
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.4%

      (Based on 4,186,941 shares of the Issuer Common Stock outstanding as of May 11, 1999, as disclosed in the Issuer's most recent Form 10-QSB filed with the Securities and Exchange Commission, and treating as outstanding 437,214 shares (subject to adjustment) issuable upon conversion of 29,512 shares of the Series A Preferred Stock and 208,323 shares (subject to adjustment) of the Issuer Common Stock issuable upon exercise of the Warrants.)


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  14  TYPE OF REPORTING PERSON*
      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person on May 6, 1999 (the "Schedule 13D") relating to the common stock, no par value (the "Issuer Common Stock"), of The Harvey Entertainment Company, a California corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended by deleting the first paragraph therein and replacing it with the following paragraphs:

      On June 30, 1999, the Issuer issued a 7% Non-Negotiable Note Due 2000, in the principal amount of $2,048,750, in favor of the Reporting Person (the "Note"). The Note automatically converts into 20,488 shares of the Series A Preferred Stock and Common Stock Purchase Warrants (Series A, B and C) to purchase up to 144,618 shares of the Issuer Common Stock (the "June Warrants"), subject to the conditions set forth in the Note, which include, among other things, the approval of the holders of the Issuer Common Stock and the Series A Preferred Stock to authorize additional shares and such conversion. The holders of the Issuer Common Stock and the Series A Preferred Stock are expected to vote on the foregoing matters at the next Annual Meeting of the Issuer.

      If and when issued, the June Warrants shall be exercisable at any time after December 30, 1999 until (i) in the case of the Series A June Warrants, June 30, 2005, at a purchase price of $9.00 per share; (ii) in the case of the Series B June Warrants, June 30, 2006, at a purchase price of $11.00 per share; and (iii) in the case of the Series C June Warrants, June 30, 2007, at a purchase price of $12.00 per share. Each June Warrant shall entitle the holder thereof to purchase one share of the Issuer Common Stock.

      The shares of the Issuer Common Stock underlying the Series A Preferred Stock, the Warrants and the June Warrants are subject to certain demand and piggy-back registration rights commencing eighteen months after April 26, 1999. In addition, pursuant to the Stock Purchase Agreement and the Note, the Issuer has a right of first refusal (with certain exceptions) with respect to the transfer of shares of the Series A Preferred Stock held by the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Schedule 13D is hereby amended by adding the information set forth in the Exhibit Index which is incorporated herein by reference.


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                                   SIGNATURES


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999


                                             /s/ PAUL GUEZ
                                             --------------------------------
                                             Paul Guez




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                                  Exhibit Index


2. The Harvey Entertainment Company 7% Non-Negotiable Note Due 2000, dated as of June 30, 1999, in the principal amount of $2,048,750, in favor of the Reporting Person.

3. Warrant Agreement, dated as of June 30, 1999, between the Issuer and the Reporting Person.

4. Registration Rights Agreement, dated as of June 30, 1999, between the Issuer and the Reporting Person.


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